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                                                                      EXHIBIT 99
                                August 15, 1994

Dear Shareowner:

     Through an inadvertent administrative error, UPS sold shares in excess of the amount registered with the Securities and Exchange Commission ("SEC"), resulting in those shares being unregistered. This error created a technical violation of the Securities Act of 1933 and the Pennsylvania Securities Act, for which an offer to repurchase the unregistered shares is the appropriate remedy.

     UPS is making a Limited Repurchase Offer (the "Repurchase Offer") only to shareowners who purchased UPS Common Stock between November 15, 1993 and August 4, 1994 and who purchased Overseas Capital Stock between August 5, 1993 and August 4, 1994 pursuant to UPS's continuous offering to its Managers Incentive Plan participants.

     Our records indicate that you purchased shares during this period. Accordingly, UPS is extending the Repurchase Offer to you on the terms described in the attached Prospectus. You may ACCEPT or REJECT the Repurchase Offer, which will remain open through September 30, 1994. FAILURE TO ACCEPT OR REJECT THE REPURCHASE OFFER WILL BE TREATED AS A REJECTION OF THE REPURCHASE OFFER.

     Electing to ACCEPT the Repurchase Offer means that you agree to sell your unregistered shares to UPS for cash in an amount equal to your original purchase price, plus 6% interest from the date of purchase, and less any dividends paid or payable on the shares.

     If you decide to REJECT the Repurchase Offer, your unregistered shares will become registered and you will retain ownership of the shares, including the right to any dividend income that you may have received or that may be paid in the future on those shares. If you fail to make any election, First Fidelity, N.A., as trustee of the UPS Managers Stock Trust, and Custodian for Overseas shares, will REJECT the Repurchase Offer on your behalf.

     The price of UPS Common Stock has increased three times since November 15, 1993 and may change again on August 25, 1994. In addition, UPS has declared and paid two dividends during this period. The price of Overseas Capital Stock has increased once since August 5, 1993 and Overseas has paid two dividends, most recently a dividend of 48c per share to be paid on August 16, 1994. In most cases, the price increases and dividends on both UPS and Overseas shares subject to the Repurchase Offer will have yielded results in excess of 6%. As a result, a decision to ACCEPT the Repurchase Offer may result in your receiving less than the current price of the shares.

     The first four pages of the attached Prospectus describe the Repurchase Offer. The attached Repurchase Response Form indicates the number of shares you own that are subject to the Repurchase Offer. We ask that you read the Repurchase Offer in its entirety before making any decision. The rest of the Prospectus contains important information that you also should read before reaching a decision.


     Neither UPS nor its management may make any recommendation to shareowners as to whether to accept or reject the Repurchase Offer. However, you may contact your Region and District Controller, your Corporate Department Manager, or Shareowner Relations to ask questions and receive answers from UPS concerning the terms and conditions of the Repurchase Offer.


                                          Shareowner Relations